================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                    ---------

                              HILLS STORES COMPANY
                            (Name of Subject Company)

                              HSC Acquisition Corp.
                          Ames Department Stores, Inc.
                                    (Bidders)

                          Common Stock, $.01 par value
              Series A Convertible Preferred Stock, $.10 par value
                        (Titles of Classes of Securities)


                                    431692102
                                    431692201
                    (CUSIP Numbers of Classes of Securities)


                              David H. Lissy, Esq.
                     Senior Vice President, General Counsel
                             and Corporate Secretary
                          Ames Department Stores, Inc.
                                2418 Main Street
                       Rocky Hill, Connecticut 06067-2598
                            Telephone: (860) 257-2578
                            Facsimile: (860) 257-5160
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                            Jeffrey J. Weinberg, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007

                                    ---------

                                December 16, 1998
             (Date of Event which Requires Filing of this Statement)

================================================================================



NYFS10...:\79\15079\0022\2403\SCHD148R.33C

                                  TENDER OFFER

      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on November 18, 1998, relating to the offer by HSC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Ames Department Stores, Inc., a Delaware corporation ("Parent"), to purchase (i) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), including the preferred stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated as of August 16, 1994, by and between Hills Stores Company, a Delaware corporation (the "Company") and Chemical Bank as Rights Agent (the "Rights" and, together with the Common Stock, the "Common Shares"), and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share ("the Preferred Stock"), including the associated Rights (the Preferred Stock, together with the associated Rights, the "Preferred Shares"; and, together with the Common Shares, the "Shares"), of the Company, at a price of $1.50 per Share, net to the seller in cash, without interest, plus a Deferred Contingent Cash Right (as defined and described in Purchaser's Offer to Purchase dated November 18, 1998 (the "Offer to Purchase")), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      On December 16, 1998, the Purchaser issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 Midnight, Eastern time, on Wednesday, December 30, 1998. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      On December 16, 1998, the Company consented to the extension described under Item 5 above. The text of this letter is set forth in Exhibit (c)(4) and is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(10) Text of Press Release, dated December 16, 1998, issued by Ames Department Stores, Inc.
(c)(4) Text of letter, dated December 16, 1998, from Hills Stores Company to Ames Department Stores, Inc. and HSC Acquisition Corp.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 16, 1998

                              HSC Acquisition Corp.

                              BY: /s/ David H. Lissy
                                  ----------------------------------------------
                                  Name: David H. Lissy
                                  Title: Vice President--Secretary



                              Ames Department Stores, Inc.

                              BY: /s/ David H. Lissy
                                  ----------------------------------------------
                                  Name: David H. Lissy
                                  Title: Senior Vice President--
                                         General Counsel and Corporate Secretary

                                INDEX TO EXHIBITS

Exhibit                                                               Sequential
                                                                      Page No.


(a)(10) Text of Press Release, dated December 16, 1998, issued by Ames Department Stores, Inc.

(c)(4) Text of letter, dated December 16, 1998, from Hills Stores Company to Ames Department Stores, Inc. and HSC Acquisition Corp.